

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 29, 2023

Randall E. Black
President and Chief Executive Officer
Citizens Financial Services, Inc.
15 South Main Street
Mansfield, PA 16933

   Re: Citizens Financial Services, Inc.
     Registration Statement on Form S-3
     Filed November 22, 2023
     File No. 333-275709

Dear Randall E. Black:

  This is to advise you that we have not reviewed and will not review your registration statement.

  Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

  Please contact Madeleine Joy Mateo at 202-551-3465 with any questions.

        Sincerely,

        Division of Corporation Finance
        Office of Finance

cc: Richard Schaberg